Exhibit 99.1

AKANDA CORP. RECEIVES NOTICE OF NON-COMPLIANCE FROM NASDAQ

London, UK May 16, 2024 –Akanda Corp. ("Akanda" or the “Company”)  (NASDAQ: AKAN), announced that it has received a deficiency notification letter from the Nasdaq Listing Qualifications Department on May 14, 2024, due to non-compliance with the minimum stockholders’ equity requirement as set forth in Nasdaq Listing Rule 5550(b)(1).

According to Nasdaq’s listing requirements, companies must maintain a minimum stockholders' equity of $2,500,000. As reported in Akanda’s Form 20-F for the fiscal year ended December 31, 2023, the Company's stockholders’ equity was reported as ($3,828,892). Akanda currently does not meet the alternative compliance standards based on market value of listed securities or net income from continuing operations.

Under Nasdaq rules, Akanda has 45 calendar days, or until June 28, 2024, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Akanda may be granted an extension of up to 180 days from the date of the notification letter to evidence compliance.

Akanda is currently evaluating its options to resolve the deficiency and intends to submit a comprehensive plan to regain compliance within the stipulated timeframe. The Company will provide updates on its progress as appropriate.

This announcement does not impact Akanda’s listing on Nasdaq at this time, and its common shares will continue to trade on the Nasdaq Capital Market under the symbol "AKAN".

Katie Field, Interim Chief Executive Officer of Akanda, commented, “We are taking immediate steps to address this matter and are focused on actions that will lead to regaining compliance with Nasdaq’s listing requirements. We appreciate the continued support of our investors during this period.”

This disclosure is being made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt public disclosure of receipt of a deficiency notification.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda's portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company's seed-to-patient supply chain also includes partnerships Cellen Life Sciences' Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved" and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.